Filing under Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

The following is a transcript of a conference call held on August 5, 2014 by Media General, Inc.

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
MEG - Q2 2014 Media General Inc Earnings Call

EVENT DATE/TIME: AUGUST 05, 2014 / 02:00PM GMT

AUGUST 05, 2014 / 02:00PM GMT, MEG - Q2 2014 Media General Inc Earnings Call

CORPORATE PARTICIPANTS

Lou Anne Nabhan Media General, Inc. - VP, Corporate Communications

George Mahoney Media General, Inc. - President & CEO

Jim Woodward Media General, Inc. - VP Finance & CFO

CONFERENCE CALL PARTICIPANTS

Marci Ryvicker Wells Fargo Securities - Analyst

Barry Lucas Gabelli & Co. - Analyst

Edward Atorino The Benchmark Company - Analyst

James Dix Wedbush Securities - Analyst

Sachin Shah Albert Fried & Company - Analyst

PRESENTATION

Operator

Welcome to the second-quarter 2014 Media General, Incorporated earnings conference call. My name is Hilda and I will be your operator for today's call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. Please note that this conference is being recorded.

I will now turn the call over to Ms. Lou Anne Nabhan. You may begin.

Lou Anne Nabhan - Media General, Inc. - VP, Corporate Communications

Thank you, Hilda, and good morning, everyone. Welcome to Media General's second-quarter 2014 conference call and webcast.

Earlier today, we announced second-quarter results. The press release is on our website. A transcript of the comments from today's call will be posted after the call, and a replay also will be available.

Today's presentation does contain forward-looking statements. Our future performance could differ materially from our current expectations as a result of various risks and uncertainties. For a discussion of these risks, see the Risk Factors section of our Form 10-K, which is available on our website.

Our speakers today are George Mahoney, President and Chief Executive Officer; and Jim Woodward, Senior Vice President, Finance, and Chief Financial Officer.

I will now turn the presentation over to George.

George Mahoney - Media General, Inc. - President & CEO

Thank you, Lou Anne. Good morning, everyone, and thank you for tuning in.

Today we reported on our second full quarter of results for the combined Media General and Young Broadcasting companies. It was an outstanding and a reaffirming quarter for us. As we promised when the Young transaction was announced, we are generating meaningful incremental free cash flow and reducing debt.

Comparing combined results for the second quarter of this year and last year, we delivered strong increases in net operating revenue, operating income, net income, broadcast cash flow, EBITDA, and free cash flow.

AUGUST 05, 2014 / 02:00PM GMT, MEG - Q2 2014 Media General Inc Earnings Call

Net operating revenue increased nearly 12%, driven by higher political, retransmission, digital, and local revenues. And that's in spite of the lower national revenues affecting the industry.

Our revenue growth and expense management were the key drivers of our 20% increase in broadcast cash flow and our 39% increase in adjusted EBITDA. Our BCF margin in the current quarter was 37% compared to 34% last year. Free cash flow was nearly $23 million compared to a $5 million deficit in last year's second quarter.

Political revenues in the quarter were $9.3 million. As anticipated, we benefited particularly from early spending on a number of Senate and gubernatorial races. The Senate races that generated strong revenues for our stations included a challenge to Kay Hagan in North Carolina, Tom Harkin's open seat in Iowa, two Senate races in South Carolina, Saxby Chambliss's open seat in Georgia, and a challenge to Mary Landrieu in Louisiana, plus Carl Levin's open seat in Michigan.

The Senate races in our markets are expected to be among the nation's most contentious and expensive. And these races also should benefit significantly from outside money. Additionally, it looks like Mark Warner's reelection race here in Virginia will be more of a battle than originally thought.

The gubernatorial races that benefited our stations in the second quarter were in Florida, New York, and Rhode Island. We additionally expect to benefit from gubernatorial races in Georgia, South Carolina, Illinois, and Wisconsin.

As a reminder, our political revenues in the recent election years were, on a pro forma basis, $115 million in 2012, an off-the-chart year by any measure; $69 million in 2010; and $59 million in 2008.

Retransmission revenues in the second quarter increased 49%. We're currently paying reverse compensation for 19 television stations. A network affiliation agreement for our ABC station in Augusta, Georgia expired on June 30, and we're negotiating a new agreement right now under a contract extension.

We're also not currently paying reverse compensation at eight CBS stations and one NBC station. The NBC agreement for our Davenport station expires at the end of this year, and our CBS agreements expire during the first eight months of 2015.

Our digital revenues in the quarter rose very strongly, as they have all year, at 33%. This growth was driven by strong local sales of our core digital products, particularly targeted display advertising on both desktop and mobile platforms.

Our digital audience growth was up 28%, largely driven by increased consumption on mobile platforms. More than 64% of our digital content is now consumed on a mobile device compared to about 45% during the same period last year.

Core advertising, that is our local and national gross time sales combined, declined 3.1% year over year. That's solely because of the national softness I mentioned a moment ago. Here are some details on core, first on local and then on national.

Local gross time sales increased 1.8% to $81.1 million compared to $79.7 million in the second quarter of 2013. Of our top local advertising categories, the largest and most important, automotive, continued ahead of last year. Other key categories in the plus column included home improvement, telecommunications, retail, healthcare, furniture, fast food and restaurants.

The story in national is the same as the one you've been reading about everywhere. National gross time sales decreased 12.9% in the quarter. But even so, the national categories of healthcare and grocery showed good growth in the quarter. We think the softness in national advertising is symptomatic of the underlying sluggishness in the economy. As we look out, we actually see national improving somewhat in the third quarter and for the rest of the year.

In addition to higher revenues in the second quarter, we benefited significantly from the financing synergies we realized when we merged with Young. Our interest expense in the second quarter was $9.6 million compared with $21.6 million last year on a combined basis. You'll recall that when we announced the Young merger we said we'd deliver financing and operating synergies of approximately $30 million and we said they'd be split evenly at about $15 million for financing synergies and $15 million for operating synergies.

We also said at that time that we believed these synergies would go higher. And, indeed, they have. Our financing synergies increased from $15 million to $36 million because of excellent credit ratings and rates as we refinanced the debt of our combined company.

On the operating side, in April we announced $10 million of synergies from the Young transaction. That amount was attributable to expense reductions as we shifted our operating model to become much more decentralized as we restructured our corporate and shared-services functions. Approximately half of the $10 million came through a reduction of corporate expense; the remainder was at the station level. All of this is being phased in during 2014. The full impact will be realized starting January 1, 2015.

AUGUST 05, 2014 / 02:00PM GMT, MEG - Q2 2014 Media General Inc Earnings Call

I also said at that time that we announced these savings that we expected to find more. And today we're announcing an additional $5 million of operating synergies, all as part of our ongoing effort to manage costs smartly. The new $5 million mostly reflects lower healthcare costs relative to what we'd expected for 2015, the savings we've gained by negotiating better rates as a larger company.

This $5 million figure also includes some additional synergies at the corporate and station levels, mostly from newly renegotiated contracts and from some further reengineering. So, just as we exceeded our expectations with our financing synergies, we have now also doubled our operating synergies from our merger with Young.

And now let's hear from our CFO, Jim Woodward.

Jim Woodward - Media General, Inc. - VP Finance & CFO

Thank you, George.

Let me first note, as I explained on our last earnings call, the Young merger was accounted for as a reverse acquisition. Consequently, the GAAP financials in our press release this morning include only Young operating results for the 2013 second quarter.

Also in the press release, we included for 2013 supplemental combined Company information. This combined information simply adds together the results of legacy Media General and legacy Young, without any adjustments. My comments are going to compare the 2014 second quarter to the 2013 combined results.

George covered revenues in detail, so I'll focus on the expenses. Total operating costs of $132.1 million compared to $124.7 million in the second quarter of 2013. Depreciation and amortization was $5.7 million higher this year, due to the effects of purchase accounting resulting from the Young merger. And merger-related expenses in the second quarter were $4.8 million compared to $11.6 million last year. Corporate severance expense this year was $4.5 million, related to the restructuring announced in April and compared to a nominal amount last year.

Total operating costs, excluding the impact of the merger-related expenses, corporate severance expense and losses related to property and equipment sales and the higher depreciation and amortization this year, increased 2.9%. And the 2.9% increase is attributable mostly to expected higher reverse compensation pay to networks.

Corporate and other expense of $7.6 million decreased from $11.3 million last year, due to lower pension and postretirement costs, and lower incentive compensation expense.

Tax expense in the second quarter for both years was predominantly noncash due to the Company's internal net loss and significant net operating loss carryover for tax purposes. The Company has $681 million of NOL carryforwards, which are available to offset future income, enhancing our free cash flow.

George mentioned that our free cash flow was nearly $23 million. Excluding one-time expenses for merger-related costs and severance, our free cash flow would have been $32 million.

Capital expenditures in the second quarter were $5.9 million and were mostly HD new sets, equipment upgrades and replacements of vehicles. Capital expenditures for the full year are still expected to be approximately $41 million as we complete the build-out of HD at our stations and invest in our news gathering and production capabilities.

In May we completed the sale of the building in San Francisco that houses our KRON station for $24.5 million of net cash proceeds, most of which was applied to debt reduction. We've leased back the space through December 31 of 2014, with no rental payments. We're required to defer the gain on the sale until the end of the lease term. We anticipate recording a gain in the range of $10 million in the fourth quarter. Going forward, we'll be subleasing studio and office space for KRON from the local ABC station, and we expect to move our operations to the new location in the fourth quarter.

Total debt outstanding was $852 million at the end of the second quarter compared to nearly $917 million at the end of 2013. Net leverage as of June 30, 2014, as defined in our credit agreement, was 4.21 times, which is among the lowest in the industry. The 4.21 times is based on an adjusted pro forma trailing-eight-quarter average EBITDA of $199.4 million.

Retirement and postretirement plan liabilities decreased to $105.6 million on June 30 compared with $155 million on December 31, reflecting a $45 million cash contribution to the Company's pension plan in early 2014.

AUGUST 05, 2014 / 02:00PM GMT, MEG - Q2 2014 Media General Inc Earnings Call

And now I'll turn it back to George.

George Mahoney - Media General, Inc. - President & CEO

Thank you, Jim.

I'd like to close with an update on the status of our merger with LIN Media. After that we'll move to Q&A.

The LIN transaction has been unanimously approved by both the Media General Board of Directors and the LIN Board of Directors. The closing of the transaction is subject to the approval of the FCC, clearance under the Hart-Scott-Rodino Antitrust Improvements Act, and some third-party consents.

The SEC cleared our S-4 on July 24 and we mailed a joint proxy statement that same day. Media General and LIN will convene special shareholders meetings on August 20 to vote on the transaction.

As we've said, Media General and LIN will be required to divest stations in five overlap markets to obtain regulatory approval for this transaction. These markets include Birmingham, Alabama; Green Bay, Wisconsin; Mobile, Alabama; Providence, Rhode Island; and Savannah, Georgia. Media General and LIN have not announced which stations in these markets will be divested, nor which will be swapped or sold for cash.

We're working diligently right now to finalize those plans. And when we have definitive agreements we'll make the announcements and move forward with the FCC and Department of Justice. It's still best to target the first quarter of 2015 for the completion of our transaction with LIN.

Before closing, I'd also like to touch on the agreement we announced in June with Sinclair Broadcasting to purchase WHTM, an ABC affiliate in Harrisburg, Pennsylvania. This is an attractive acquisition for us, with a buyer's multiple of less than eight times. It also is immediately accretive to our free cash flow.

WHTM is the top-rated station in a capital city market. It has a demonstrated winning commitment to high quality local news and programming, and to its community. It's a perfect fit for us and we look forward to welcoming WHTM to Media General as soon as we get through the necessary, but we think very straightforward, regulatory process.

And now we'll be pleased to take your questions.

 QUESTION AND ANSWER

Operator

(Operator Instructions) Marci Ryvicker; Wells Fargo.

Marci Ryvicker - Wells Fargo Securities - Analyst

Couple of questions. I guess the first one is national being down 13%. I'm just curious if it was across all the categories and across all of your markets. And then I just wanted clarification on some of your comments about Q3 and the rest of the year. Is national just looking better, or is national actually up for Q3 and the rest of the year?

George Mahoney - Media General, Inc. - President & CEO

Happy to take that, Marci. Good morning. So what we said was that it wasn't all categories. In fact, we had healthcare and grocery going up in the second quarter in national for us. And it's not across all markets, which is why we don't think there's a secular shift going on here at all. We think this is the economy. So you see markets as diverse as Greenville, North Carolina and Davenport, Iowa with good growth in national. And so we just don't see anything other than a slow national market, related mostly to the national economy.

So that's why what we've said is that we see national improving. We don't see it going positive, but we see it being less bad as the year progresses through Q3 and Q4. We think it's getting better because the economy itself is getting better. It's getting better slower than anybody would like, but it is getting better. And in particular what we look at is the pricing and sales of existing homes, which we think gives people confidence to go out and spend money, particularly money on cars, and the category that we like them to spend on the most. As you know, that's 20% to 25% of all of our revenues.

AUGUST 05, 2014 / 02:00PM GMT, MEG - Q2 2014 Media General Inc Earnings Call

So we look at cars and we look at the projection on cars and we see -- as you know, car sales have been at a record pace, nearly record-breaking pace for all time, for the year this year. And they're expected to continue at that kind of a pace in the third and the fourth quarters, so the whole back half of the year.

And as we look further into auto, we look at things like new model introductions. Ford has a new aluminum body F-model truck coming out. Honda's got a new SUV. It's got new products, but it also is reinvigorating. It needs to introduce those to the American public and television is the way we think for Honda to do that. So we expect them to be back more strongly in the back half of the year.

So all told, we think that national picks up and we think that that's in spite of the displacement from political that we expect in our markets from the third and the fourth quarter.

Marci Ryvicker - Wells Fargo Securities - Analyst

Great. And then, my second question is, as you start your negotiations for reverse compensation with someone like a CBS, is there any concern, given some of the things that we've read in the trade press -- I think that they've been pretty vocal that they want more than 50% from their affiliates. And they've been asking for some money for the NFL games. So I'm not sure how you're thinking about this as you go into negotiations with any of the networks.

George Mahoney - Media General, Inc. - President & CEO

Well, it's early for us to be talking about negotiations that really won't begin in earnest for a bit. But we're pretty comfortable with the current model being the one that actually goes forward. And that's about a 50/50 split with the networks. And we're comfortable there. We think we deliver a good audience for them and we think that they deliver good programming for us. So we think that model works and we think it continues. And we think that that split is about where things will come out.

Marci Ryvicker - Wells Fargo Securities - Analyst

Great. Thank you so much.

Operator

Barry Lucas; Gabelli & Company.

Barry Lucas - Gabelli & Co. - Analyst

George, maybe we could drill down just a bit more on national versus local, particularly for auto. And not necessarily wanting to rain on the parade, but we are bumping up against a 17 million annual SAAR rate. And it's hard to see, unless the manufacturers and dealer groups start spending more per vehicle, that that's going to go materially higher. So maybe you could just break out where auto has been and where you see it going on a local and national basis.

George Mahoney - Media General, Inc. - President & CEO

Yes. Well, I'm looking at an August 1 Wall Street Journal report that talks about auto sales jumping in July. The subhead is -- GM, Ford, Chrysler have best years in July. Nissan says it had best-ever July. Auto sales roared ahead, is the Journal story.

But what we see for us is that people who had been pulling back a little on national advertising, like Honda, will need to step up. And we see that the car dealers that are out there -- Ford, GM, even the second tier -- Mazda, Subaru -- those people were experiencing terrific sales. They've got new models that they're working on -- Mazda 3, Subaru has Forrester that they've redone. Those are models that they need to continue to push. And remember, we've got a US auto fleet that's still 11 years old.

AUGUST 05, 2014 / 02:00PM GMT, MEG - Q2 2014 Media General Inc Earnings Call

So as people get confidence, because of the housing prices that I mentioned, we know that they'll be out buying cars. That's their record over the last -- ever. And so we think that that's exactly what we'll see in the future. And that's why we're feeling better about national in the back half of the year as we talk to the agencies that we deal with and as we talk to advertisers.

Barry Lucas - Gabelli & Co. - Analyst

Okay. Thank you. If we could talk about the prospect of closing earlier and your focus, if you will, on the overlap market -- so what goes into the decision-making process in terms of which stations get divested and in light of the fact that Allbritton is done. Doesn't that move you up in the queue, to speak?

George Mahoney - Media General, Inc. - President & CEO

Well, listen, the fact that Allbritton is done is great news for us. It's great news for the industry. It shows that the FCC is willing to work with the broadcast industry. And so that is a good thing and we're heartened by that.

What we're looking at in our overlap markets is -- it's really nothing short of angst for us. These are terrific performing stations in every single one of these markets and this is a hard call. These are not stations that anybody in their right mind would want to get rid of. So we have to get rid of one set or another set in each market and it's a difficult process.

We're talking to a lot of people. As I mentioned, when we announced the LIN transaction, on that day the phone started ringing and it's been a pretty competitive marketplace so far. We're pleased with what we're seeing. We're pleased with the pace; things are on track with what we expected. And I think that the safest thing is still to say that we'll close this transaction in the first quarter of 2015. That's what we're comfortable with and I don't want to come off that.

But, as you say, we're happy with the FCC and its approach on Sinclair.

Barry Lucas - Gabelli & Co. - Analyst

Great. Thanks, George. Last area for me, on the pension contribution, are you done for this year? And is there a way to ballpark what you might do, given the liability, what your thoughts are in terms of voluntary contributions in 2015?

George Mahoney - Media General, Inc. - President & CEO

Well, I've got a man sitting here with a huge grin on his face, because he actually understands pension accounting and contributions. But let's hear from Jim Woodward.

Jim Woodward - Media General, Inc. - VP Finance & CFO

Yes, we are done for this year. And, Barry, no we haven't firmed our plans up for 2015. I don't think we'll be in a position -- we won't have our mandatory contribution, so if anything we do it will be voluntary, just to help the funded status.

Barry Lucas - Gabelli & Co. - Analyst

Great. Thanks, Jim.

Operator

Edward Atorino; Benchmark.

AUGUST 05, 2014 / 02:00PM GMT, MEG - Q2 2014 Media General Inc Earnings Call

Edward Atorino - The Benchmark Company - Analyst

How are your ratings? Is it all the marketplace, or are your station ratings holding up? Was there any particular station where there might have been a ratings problem that -- adding to the weakness in advertising? Or is it just all the marketplace?

George Mahoney - Media General, Inc. - President & CEO

Well, no, I mean, it's a function of ratings, sure. But what we're seeing, particularly on national, is just spottiness from one market to the next. And so that's why we can pick a station in the East, say in Greenville, or we can pick a station in the Midwest, in Davenport, and say national there is pretty good. Those are both good, strong performing stations. But it's a question of what people are buying. And in some cases they're buying pretty well and so we see national up there. But that's just kind of the way it's been all during the second quarter.

And, as I've said, Ed, we don't see that as a secular shift. What we see is just some sluggishness because the national economy -- remember, GDP was down in the first quarter, came back in the second. But the mix is still a pretty sluggish economy in the first half of the year. We think that's what's driving most of this.

Edward Atorino - The Benchmark Company - Analyst

How about other key categories? Could you just hit the -- I'd ask for a laundry list, but let's say the top three categories besides auto? Are they all down, or is it all auto?

George Mahoney - Media General, Inc. - President & CEO

No. We'd be happy to give you the details on it. But what we've said is that we've had pretty good growth in a lot of these. I mean, as I'm looking down the list of our local categories, and they're all pretty strong. I get down to, you know, seven or eight on the list before I start to see something that isn't a good result. So --

Edward Atorino - The Benchmark Company - Analyst

That's okay. I understand. Okay.

George Mahoney - Media General, Inc. - President & CEO

But it's pretty good.

Edward Atorino - The Benchmark Company - Analyst

Yes. Okay. Sounds like it's auto.

George Mahoney - Media General, Inc. - President & CEO

All right. It always is, Ed.

Edward Atorino - The Benchmark Company - Analyst

It's a big category.

George Mahoney - Media General, Inc. - President & CEO

It is. It's important to us.

AUGUST 05, 2014 / 02:00PM GMT, MEG - Q2 2014 Media General Inc Earnings Call

Operator

James Dix; Wedbush.

James Dix - Wedbush Securities - Analyst

Just in terms of looking maybe a little bit longer term, in terms of how you see your ability to compete in particular for national spot dollars with the other players in the marketplace, how do you see broadcast television, especially in theory assuming the merger goes through and you have greater scale to invest in systems and things like that, being able to compete against improvements in the ability of locals, spot cable, to deliver targeted advertising? And then increasing inventory becoming available in terms of online video and presumably some of it being of sufficient premium quality to actually attract national advertisers?

I'm just curious as to how you see that playing out and whether you think that broadcasters maybe need to partner up in order to get the targeting ability to be more competitive over the longer term for national advertisers. Thanks.

George Mahoney - Media General, Inc. - President & CEO

Sure. We think that the evidence is all there that television is still the thing that draws the audiences that advertisers want. When you want to promote a product -- this is what a politician wants to promote - himself -- the place you go to is to television. And so, the model we think is strong. We think it continues to be strong.

We think that our -- we're seeing some nice growth on the digital side for us. Our digital numbers in the second quarter for all stations, across all stations, were up 33%, which is the same 33% that we saw in the first half of the year.

So we think that, to the extent that people want to target particular demographics, that we're not only positioned well to cover that and to get it with our broadcast sites, but that we are getting it. So we know that when people turn to broadcast television websites, what they're going mostly for is local news and weather. We see that continue to be strong.

But what we're also seeing is a terrific move toward mobile. And so we're feeling really good about being able to capture that. Mobile's a category that's growing everywhere. But look at what broadcast has been able to capture here. And it's a really nice story we think. So we feel real good about the model and broadcasters doing just fine as they are.

Jim Woodward - Media General, Inc. - VP Finance & CFO

And, George, I might add, you mentioned something about partnering. Well, we are partnering -- LIN. With their digital platform and the investments they've made there, we feel even stronger about the combined company's efforts to be able to attract that national advertising, be it video or sponsor content or whatever. So I just thought I'd put -- we are doing some partnering. That merger will --

James Dix - Wedbush Securities - Analyst

Okay. And just one follow-up, in terms of auto particularly, the category. Do you have any sense that cable is taking any share in the near term there? Or do you think it's just more a category-specific thing as opposed to any share shift among various television providers with auto?

George Mahoney - Media General, Inc. - President & CEO

We're really not seeing it as a share shift at all. What we're seeing is just a reflection of the national economics.

James Dix - Wedbush Securities - Analyst

Okay. Thanks very much.

AUGUST 05, 2014 / 02:00PM GMT, MEG - Q2 2014 Media General Inc Earnings Call

Operator

Edward Atorino; Benchmark.

Edward Atorino - The Benchmark Company - Analyst

Your political looks like a pretty good start. Was that better than you thought or is it on target, $13 million for six months? That's pretty good. Do you think political is going to be a little bit of a bonanza for the year?

George Mahoney - Media General, Inc. - President & CEO

Yes, we do. And political is one of those things that you have a hard time predicting in any particular month. We saw the first quarter light up, in particular because we saw a big race in the Tampa market that nobody expected to go quite as strong as it did. You'll remember it was a lot about healthcare and national debates on that.

And in the current quarter we're seeing things light up a lot in Iowa, and also in Rhode Island. So not necessarily --

Edward Atorino - The Benchmark Company - Analyst

Rhode Island. Wow.

George Mahoney - Media General, Inc. - President & CEO

We didn't necessarily expect Rhode Island to be lighting up, but there's a Democratic primary there that has been a big deal for us.

So what we're looking forward to is hot races on the Senate side. Remember there are seven open Senate seats this year, and four of them are in our markets, Iowa and Georgia and Michigan and South Dakota. And then we think that as the landscape begins to shift a little bit more toward Republicans, that Virginia also will be a pretty hot race. So we're looking forward to the Senate. And some of those are starting to heat up, as I said.

And so it's the story that we also know is the story of Media General. We're in seven battleground states and so political is one of those things that we love to talk about. And it benefits us very well. So we're happy with where we are and we're excited about the second half of the year in political.

Edward Atorino - The Benchmark Company - Analyst

Could you remind me what you did in 2012?

George Mahoney - Media General, Inc. - President & CEO

We have that number, and the number in 2012 was $115 million. That's pro forma both companies.

Edward Atorino - The Benchmark Company - Analyst

Yes, I understand. I don't think you're going to hit that this year, but --

George Mahoney - Media General, Inc. - President & CEO

 No, I don't think we will either. We've said that this is more comparable to 2010. But we think this is going to be a nice year.

AUGUST 05, 2014 / 02:00PM GMT, MEG - Q2 2014 Media General Inc Earnings Call

Edward Atorino - The Benchmark Company - Analyst

What was 2010, now that you brought it up?

George Mahoney - Media General, Inc. - President & CEO

2010 was $69 million, Ed.

Edward Atorino - The Benchmark Company - Analyst

Thank you very much. I could have looked at it but I thought you'd have it at your fingertips.

George Mahoney - Media General, Inc. - President & CEO

I've got it at my fingertips. I love these numbers.

Edward Atorino - The Benchmark Company - Analyst

Thank you very much.

Operator

(Operator Instructions) Sachin Shah; Albert Fried & Company.

Sachin Shah - Albert Fried & Company - Analyst

So I just wanted to clarify, the conversations that you're having, they're both at the DOJ level for the secondary requests, as well as the FCC? You're trying to mitigate both of the issues on the five markets? And are you expecting to announce the divestments before you get those two approvals? Or are they expected, the divestments are expected as a package afterwards?

George Mahoney - Media General, Inc. - President & CEO

Yes. So the process is this. When we first announced the transaction with LIN, it was clear to us that we were going to have to make some changes in the five markets that I talked about earlier. And that's because the FCC rules simply won't let us hold those numbers of stations in those markets. And so some of that is a question of FCC rules; some of it is a question of concentration in the marketplaces.

Just look at Providence, Rhode Island, for example. We've got the number one station and LIN has very, very strong combined stations in that marketplace. I think together we have something like 80% of the market for television in Rhode Island. So the Justice Department's going to get involved in something like that. And we knew that.

So when we announced the transaction, what we said was, to the FCC and to the Justice Department -- look, we recognize the issues in these five markets. And what we're going to do is we're going to file but we're going to bring you solutions. We're not going to try to push this and pretend that these aren't issues. They are and we recognize it. And we're going to bring you solutions.

And so now what we need to do is figure out in those markets which stations, LIN's or Media General's, we're going to divest. And the divestitures can take two forms, either swaps or cash sales. And so we're in the process of working that out right now. That's a third-quarter kind of an event for us. And we're pretty happy with the way the process is going right now. No, we're very happy with the way the process is going right now.

AUGUST 05, 2014 / 02:00PM GMT, MEG - Q2 2014 Media General Inc Earnings Call

And so that's why we think we'll be able to get in a good position with the Commission this quarter, going into the fourth quarter. And that will drive a closing for the first quarter of 2015.

Sachin Shah - Albert Fried & Company - Analyst

Okay. Just out of curiosity, with these assets or divestments, are we expected to hear them trickling in, like you're going to sell this market to party A, and then the rest of the markets to party B, et cetera? Or are we just going to hear the package, whenever that's completed? So should we expect it to be trickling in or should we expect it to be one package and then you are kind of moving with the other aspects of the deal?

George Mahoney - Media General, Inc. - President & CEO

I'm going to leave you in suspense --

Sachin Shah - Albert Fried & Company - Analyst

Okay.

George Mahoney - Media General, Inc. - President & CEO

-- because when we have the announcements we'll have the announcements.

Sachin Shah - Albert Fried & Company - Analyst

Okay, fair enough. Thank you.

Operator

Thank you. And at this moment we're showing no further questions.

George Mahoney - Media General, Inc. - President & CEO

All right. Well, as I said at the top, this has been a very reaffirming quarter for Media General. What we're seeing is -- what we're working on is working both on the revenue side and on the cost side. We've more than doubled our expected synergies from the Young transaction to $66 million. In the second quarter we picked up a strong station in Harrisburg, Pennsylvania. And our LIN transaction is right on track. So very reaffirming for Media General right now.

We are pleased that you all tuned in to our call and we look forward to updating you on our progress in the future. Thank you very much.

Operator

Ladies and gentlemen, this concludes today's conference. We thank you for participating. You may now disconnect.

AUGUST 05, 2014 / 02:00PM GMT, MEG - Q2 2014 Media General Inc Earnings Call

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Forward Looking Statements

Certain statements in this transcript constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Media General or LIN Media to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “increase,” “forecast” and “guidance” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are based upon then-current assumptions and expectations and are generally forward-looking in nature and not historical facts. Any statements that refer to outlook, expectations or other characterizations of future events, circumstances or results are also forward-looking statements. There can be no assurance that the proposed merger will occur as currently contemplated, or at all, or that the expected benefits from the transaction will be realized on the timetable currently contemplated, or at all. Additional risks and uncertainties relating to the proposed merger include, but are not limited to, uncertainties as to the satisfaction of closing conditions to the merger, including timing, receipt of, and conditions to obtaining regulatory approvals, timing and receipt of approval by the shareholders of Media General and LIN Media, the respective parties’ performance of their obligations under the merger agreement, and other factors affecting the execution of the transaction. Other risks that could cause future results to differ from those expressed by the forward-looking statements included in this press release include, but are not limited to, Media General’s and LIN Media’s ability to promptly and effectively integrate the businesses of the two companies, any change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and LIN Media, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

A further list and description of important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Media General and LIN Media’s respective Annual Reports on Form 10-K for the year ended December 31, 2013, included under headings such as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Other unknown or unpredictable factors could also have material adverse effects on Media General’s or LIN Media’s performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Media General and LIN Media undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”) or LIN Media LLC (“LIN Media”). In connection with the Agreement and Plan of Merger by and among Media General, Mercury New Holdco, Inc., (“Mercury New Holdco”), LIN Media and the other parties thereto (the “Merger”), Media General, Mercury New Holdco and LIN Media have filed relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Mercury New Holdco with the SEC on July 21, 2014 and a joint proxy statement/prospectus filed by Mercury New Holdco with the SEC on July 24, 2014. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, LIN MEDIA, MERCURY NEW HOLDCO AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials , and any other documents filed by Media General, Media General Holdings and LIN Media with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Mercury New Holdco may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Lou Anne J. Nabhan, Vice President, Corporate Communications, at (804) 887-5120.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

Media General and LIN Media and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or LIN Media in connection with the Merger. Information about Media General and LIN’s directors and executive officers is available in the joint proxy statement/prospectus filed by Mercury New Holdco with the SEC on July 24, 2014.